EXHIBIT J

                Scheduled Principal Amounts and
                Projected Twelve Month Cash Flow


                     Scheduled Principal  Projected Twelve
Payment Date          Amount ($MM)       Month Cash Flow ($MM)
____________          ____________       ____________________

Each Payment Date prior
  to February 15, 1996    $70.0              ----

February 15, 1996          59.0              18.0

August 15, 1996            52.0              19.0
February 15, 1997          45.0              20.0

August 15, 1997            35.0              23.0
February 15, 1998          25.0              25.0

August 15, 1998            20.0              22.0
February 15, 1999          15.0              18.0

August 15, 1999            12.5              15.0
February 15, 2000          10.0              12.0

August 15, 2000            5.0               11.0
December 31, 2000          0.0               ----